Exhibit 12.1

WYNDHAM WORLDWIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006		2005		2004		2003		2002
	(In millions)

Earnings available to cover fixed charges:
Income before income taxes, minority interest and cumulative effect of accounting change	$542		$626		$587		$500		$510
Plus: Fixed charges	159		93		86		30		13
Amortization of capitalized interest	8		5		6		4		—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges(a)	—		—		—		25		20
Capitalized interest	16		7		5		7		—

Earnings available to cover fixed charges	$693		$717		$674		$502		$503

Fixed charges(b):
Interest, including amortization of deferred financing costs	$137		$75		$70		$16		$1
Interest portion of rental payments	22		18		16		14		12

Total fixed charges	$159		$93		$86		$30		$13

Ratio of earnings to fixed charges	4.36	x	7.71	x	7.84	x	16.73	x	38.69	x

(a)	Includes minority expense related to the Company’s venture with Marriot International, Inc.

(b)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.